FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes      No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes      No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Presentation titled, “Repsol YPF: Activities in Argentina.”

ITEM 1

Repsol YPF:
Activities in Argentina

September 2003

TABLE OF CONTENTS

1.	ARGENTINA AND REPSOL YPF

2.	EXPLORATION AND PRODUCTION

3.	REFINING AND MARKETING

4.	LPG

5.	NATURAL GAS AND ELECTRICITY

6.	CHEMICALS

7.	OTHER ACTIVITIES

8.	HUMAN RESOURCES

1. ARGENTINA

AND

REPSOL YPF

ARGENTINA Highlights

Form of Government: Republican, representative and federal

Area: 2.8 MM km2 (continental)

Population: 37 million

G.N.P. (2002): us$ 101,300 million

G.N.P. per head (2002): us$ 2,750

Exports (2002): us$ 25,709 million

Imports (2002): us$ 8,470 million

Source: Ministry of Economy

ARGENTINA AND REPSOL YPF S.A. Mercosur Mercosur: Key factor for Regional Integration

Formed by Argentina, Brazil, Paraguay, Uruguay

Area: 11.9 MM km2

Population: 209 million

GNP: us$ 633 billion

Source: Ministry of Economy, World Bank, Dresdner KB

ARGENTINA AND REPSOL YPF, S.A. Mercosur Mercosur: Key factor for Regional Integration (cont.)

GNP 2002 (MMus$)

Source:Ministry of Economy; WB; Dresdner Bank

ARGENTINA Argentina in the Energy Field

Proven Oil Reserves: 2,821 MM bbls (as of 12/31/2002)

Proven Natural Gas Reserves: 664 billion m3 [23.3 Tcf] (as of 12/31/2002)

Oil Production: 0.75 MM bbl / d

Natural Gas Production: 125 MM m3 / d [1.6 Tcf/y]

Source: Secretary of Energy

ARGENTINA Argentina in the Energy Field

Oil Exports Year 2002: 2,156 MMus$

Gas Exports Year 2002: 264 MMus$

Products Exports Year 2002: 1,610 MMus$

Hydrocarbon Exports Year 2002: 4,030 MMus$

Hydrocarbons Exports / Total Exports: 16%

Source: Secretary of Energy

THE SOUTHERN CONE Oli, Gas and Power

Hydrocarbon Reserves (2001 2002)

ARGENTINA Growth in the Energy Field was very high in the 1990 - 2001 period

Oil Production Mbbl/d	Natural Gas Production MMm3/d
Proven Reserves MMBOE	Hydrocarbons Foreign Trade Balance MM$

Investments in Oil, Gas and Electricity 1990-2000: $ 78,000 million

ARGENTINA AND REPSOL YPF, S.A. Growth in the Energy Field was very high in the 1990 – 2000 period

Breakdown of Investments in Oil, Gas and Electricity 1990-2000 $ MM

Oil and Gas
Products
Electricity
Pipelines
Gas Prov.
Petrochemicals

Source: Ministry of Economy

THE SOUTHEN CONE Next years will have a great potential

Consumption of Energy

Commercial Energy Use

Source: World Development Indicators 2003, World Bank

ARGENTINA and REPSOL YPF S.A. Exploration Opportunities

Potential Producing Basins	Areas to bid

Source: Secretary of Energy

ARGENTINA and REPSOL YPF S.A. Repsol YPF in Argentina

1989	Deregulation starts in Argentina

1990/ 1991	Repsol purchases oil areas

1993	Privatization of YPF S.A.

1996	Repsol takes control of Astra C.A.P.S.A.

1999	Repsol takes control of YPF S.A., investing more than $15 billion and becomes Repsol YPF

ARGENTINA and REPSOL YPF S.A. Main Competitors

E&P	R&M	LPG	G&E	Chemicals

Petrobras	Esso	Total	Endesa	Dow

Pan American Energy	Shell	Shell	Perez Companc	Others

Total	Petrobras	Others	Capex

Chevron	Others		Others

Others

2 . EXPLORATION & PRODUCTION

EXPLORATION & PRODUCTION Argentina and Repsol YPF in E&P (Year 2002)

	Argentina	Repsol YPF in Argentina	%
OIL PRODUCTION M Bls/d	0.769	0.436	57
GAS PRODUCTION (Net) M m3/d	110	44	40
PRODUCTION M BOE/d	1.461	0.716	49
OIL RESERVES M Bls	2800	1400	50
GAS RESERVES Billion m3	670	267	40
RESERVES M BOE	7013	3081	44

Source: Secretary of Energy and own data

EXPLORATION & PRODUCTION Argentina and Repsol YPF in E&P (Year 2002) (cont.)

REPSOL YPF	World	Latin America	Argentina	% Argentina vs. World
OIL PRODUCTION M Bls/d	0.584	0.471	0.436	75
GAS PRODUCTION (Net) M m3/d	66	51	44	67
PRODUCTION M BOE/d	1.000	0.792	0.716	72
OIL RESERVES M Bls	2019	1691	1400	69
GAS RESERVES Billion m3	516	447	267	52
RESERVES M BOE	5261	4501	3081	59

Source: Repsol YPF – Year 2002

EXPLORATION & PRODUCTION Repsol YPF in Argentina: Production per Basin (BOE per day-Year 2002)

EXPLORATION & PRODUCTION Argentina: Companies in Basins – Year 2002 -

COMPANY	NORTHWEST	CUYANA	NEUQUINA	SAN JORGE	AUSTRAL	% PROD (Oil+Gas)
REPSOl YPF	X	X	X	X	X	50,4%
PAN AMERICAN	X		X	X	X	10,4%
PETROBRAS	X		X	X	X	8,4%
CHEVRON			X		X	5,1%
PLUSPETROL	X		X			3,5%
TOTAL			X		X	3,4%
WINTERSHALL			X	X	X	3,4%
TECPETROL	X		X	X		3,1%
VINTAGE		X	X	X		2,8%
CAPSA CAPEX			X	X		1,8%
PIONEER			X		X	1,7%
SIPETROL			X	X	X	1,5%
Others	X	X	X	X	X	4,5%

Source: IAPG – Year 2002

3 . REFINING AND MARKETING

REFINING AND MARKETING Argentina & Repsol YPF in R&M

	Argentina	Repsol YPF	%

REFINERIES CAPACITY bbl/d	667,000	319,500	48%

SALES OUTLETS	6,096	1,904(*)	31%

(*) Includes 50% of Refinor Service Stations	As of June 30 2003

REFINING AND MARKETING Argentina & Repsol YPF in R&M (cont.)

Repsol YPF in:

	World	Latin America	Argentina	Argentina vs. World%

REFINERIES CAPACITY bbl/d	1,176,000	436,000	319,500	27%

SALES OUTLETS	6,636	6,096	1,904(*)	28%

(*) Includes 50% of Refinor Service Stations	As of June 30 2003
Source: 20F Repsol YPF

REFINING AND MARKETING Location of Refineries and Logistics in Argentina

Refining Capacity (Boe/day

Luján de Cuyo	120,000
La Plata	189,000
P. Huincul	25,000
Bahía Blanca	30,500

Campo Durán	28,000

Dock sud	122,000
Campana	88,000
Pto. Galván	19,000
San Lorenzo	39,000

REFINING AND MARKETING Location of Refineries and Logistics in Argentina (cont.)

4 . LPG

LPG LPG Production in Argentina

REPSOL YPF PRODUCTION	Domestic Market 33%
Petrochemicals 28%
838 Thousand MT	Exports 39%

REF.	PLANT	PRODUCER	THOUSAND MT
1	LA PLATA + PLP	YPF	491
2	GRAL. CERRI	YPF	45
3	LUJAN DE CUYO	YPF	218
4	LOMA LA LATA	YPF	19
5	F. MORADO	UTE	24
6	SAN SEBASTIAN	UTE S.SEBASTIAN	15
7	C. DURAN		26
	TOTAL YPF + AFFILIATES		838
8	MEGA		207(*)

ARGENTINA TOTAL PRODUCTION: 2,570 THOUSAND MT
			(*)Not available for Repsol YPF marketing

LPG Argentina and Repsol YPF in LPG

Retail Market (bottling + in bulk + piped) Repsol YPF Gas (85% Repsol YPF, 15% Pluspetrol) – Trade Mark : YPF Gas
	World	Latin America	Argentina	Argentina vs. World %

Repsol YPF SALES Thousand tn / year	3,220	1,000	340	11%

Total Argentina 970,000 tons / year Bottling: Mature Market In Bulk: Market with high growth potential Piped: natural substitute for bottling

6 . NATURAL GAS AND ELECTRICITY

ARGENTINA Gas produced - Year 2002 (in thousand m3). Breakdown by destination

In Field Consumption	3,833,319

Delivered to Transcos	32,282,870

Delivered to Third Parties	2,329,979

Reinjected	3,516,716

Withheld in Plants	1,456,052

Flared	846,558

Exported	1,504,644

TOTAL	45,770,138

Source: Secretary of Energy

NATURAL GAS AND ELECTRICITY Gas Infrastructure

NATURAL GAS AND ELECTRICITY Electric Projects in which Repsol YPF participates

7 . CHEMICALS

QUIMICA Chemicals: Argentina and Repsol YPF

	World	Latin America	Argentina	Argentina vs World %

PRODUCITON CAPACITY tn / year	6,551	2,551	2,551	39%

Includes own capacity and interests in other companies

CHEMICALS The Petrochemical Market in Argentina - Background

Raw materials availability

Deregulated economic background

Sustained growth of all segments
Insufficient domestic productive capacity
High import increase

Share capital restructuring

Regional Integration - MERCOSUR

7 . OTHER ACTIVITIES

Compañía A – Evangelista S.A.

A company devoted to Construction and Serveces aiming mainly at the Oil, Gas and Petrochemical sectors.

Also, it is the only company in the market that integrates engineering and construction activities with the manufacturing of equipment for turn key plants.

Our activites:

• Integral Construction of Industrial Works and turn key plants

• Equipment and process modules manufacturing

• Provision of Services for Oil and Gas Industries

• Operation and maintenance of Plants (Gas, compression, electricity generation, etc.

Shareholders: YPF S.A. 2002 Sales: 138 M. U$S

8 . HUMAN RESOURCES

HUMAN RESOURCES Personnel per Area

Upstream America	1230

Downstream Latin America	4682

Downstream LPG Latin America	589

Downstream Chemicals	425

Gas Area	13

Astra Evangelista	1256

Corporation	634

TOTAL	8829

June 2003

HUMAN RESOURCES Personnel per Professional Group

Director	50

Senior Technician	685

Semi Senior Technician	1996

Junior Technician	1036

Administrative personnel	916

Operator	4146

TOTAL	8829

June 2003

HUMAN RESOURCES Expatriates

Argentinians abroad	136

Foreigners in Argentina	87

August 2003

     Repsol YPF:
Activities in Argentina

September 2003

10 . APPENDIX

EXPLORATION & PRODUCTION Northwestern Basin

NW BASIN Total Area : 158000 km 2 Wells drilled : 970 Production Wells (2002): 89

Repsol YPF – NW BASIN Production : 59 k B O E/d Oil Reserves: 59 M B ls Gas R eserves: 49 B m3

• Mainly a gas basin • Gas pipelines to Northern Chile and Buenos Aires • Refinor Refinery

EXPLORATION & PRODUCTION Cuyana Basin

CUYANA BASIN Total Area : 58000 km2 Wells drilled : 2440 Production Wells (2002): 934

Repsol YPF – CUYANA BASIN Production : 42 k BOE/d Oil Reserves: 105 M B ls Gas R eserves: 0.4 B m3

• Only Oil • Pipelines • Luján de Cuyo Refinery

EXPLORATION & PRODUCTION Neuquina Basin

NEUQUINA BASIN Total Area : 125000 km2 Wells drilled : 12640 Production Wells (2002): 5460

Repsol YPF – NEUQUINA BASIN Production : 453 k BOE/d Oil Reserves: 844 M B ls Gas R eserves: 197 B m3

• Oil and Gas basin (The best) • Gas pipelines to Chile Bs.As. • Mega • Plaza Huincul Refinery

EXPLORATION & PRODUCTION Golfo San Jorge Basin

GOFO SAN JORGE BASIN Total Area : 92000 km2 Wells drilled : 29600 Production Wells (2002): 10030

Repsol YPF – GOFO S.J. BASIN Production : 141 k BOE/d Oil Reserves: 332 M B ls Gas R eserves: 8 B m3

• Mainly an Oil basin • Low Recovery Factor • Recent Gas discovery

EXPLORATION & PRODUCTION Austral Basin

AUSTRAL BASIN Total Area : 145000 km2 Wells drilled : 1820 Production Wells (2002): 450

Repsol YPF – AUSTRAL BASIN Production : 22 k BOE/d Oil Reserves: 14 M B ls Gas R eserves: 13 B m3

• Oil and Gas basin • On Shore and Off Shore • Gas pipelines to Chile and Bs.A s.

REFINING AND MARKETING Argentine Crude Oils : Export Logistics

— Ships — Railroad — Pipelines

	Rosales - LP	Q = 2150 m3/h
	Allen - Rosales	Q = 1500 m3/h
	P.Hdez -LC	Q = 400 m3/h
	P.Hdez -Chile	Q = 750 m3/h

REFINING AND MARKETING Service Stations Network in Argentina

Service Stations Distribution in Argentina

Repsol YPF

Petrobras

Shell

Esso

Other + White Pump Gasoline Stations

Number of Service Stations: 6,096

Own Data: June 30, 2003

REFINING AND MARKETING Service Stations by Type of Operation

Red XXI

OPESSA

Resale

Number of Service Stations: 1,904

Own data: June 30 2003

LPG The LPG Argentine Market

•	Mature market with a low growth rate	•	Recent development - 6 years
•	Very competitive market	•	Repsol YPF Gas is the leader in its development
•	High negotiation power with distributor /retailer	•	Repsol YPF Gas has 50,000 active clients
•	Plant Installed overcapacity	•	Moderate entry barriers
•	Good product offer	•	Main competitors: Shell Gas, TotalGaz, Extragas, Amarilla Gas, Areco Gas
•	Inadequate regulations control	•	Regional competitiveness
•	Presence of small companies with high level of informality
•	In the process towards formalization

PRICES DEREGULATED THROUGHOUT THE WHOLE CHAIN

ARGENTINA Argentina and Repsol YPF

	Argentina	Repsol YPF in Argentina	%

PROVEN GAS RESERVES Billion m3	663	240	36%

GAS PRODUCTION MM m3/d	125	44	36%

Annual Data	Source: Secretary of Energy

Metrogas S.A.

OPERATIONS • Country's largest distributor • Covered area: 2,150 km2 • 3 City Gates: Buchanan -Gutiérrez- Ezeiza • Distribution network: 15,774 km • Firm transportation capacity: 22.8 MM m³/day

THE MARKET • City of Buenos Aires and South of Greater Buenos Aires. • Clients: 1.9 million • Distributed gas volume: 5,755 MM m³ (year 2002) • Annual Revenues: 719 MM $ (fiscal year 2002)

GASA 54.67 % BG 45.33% Repsol YPF METROGAS 70% GASA 10% PPP 20% NYSE/BCBA

Gas Natural BAN

OPERATIONS • Country's highest growth distributor, second largest distributor. • Covered area: 15,000 km2 • Distribution network: 20.369 km

THE MARKET

•  North and West of Greater Buenos Aires and Province of Buenos Aires.

•  Clients: 1.2 million

•  Distributed gas volume: 3,300 MM m³ (year 2002)

•  Annual Revenues: 436 MM $/year (fiscal year 2002)

GN Ban is a Gas Natural Group Company Invergas is a Gas Natural subsidiary

GAS NATURAL Y ELECTRICIDAD Electricity Generation: Argentina and Repsol YPF

	Argentina (1)	Repsol YPF	%

GENERATION CAPACITY MW	23,278	800 (1) 1,800 (2)	3,4% 7,7%

(1)	According to our interest in each project

(2)	At 100% of the projects

Argentina Generation Capacity (MW)

Thermal:	12,733

Hydro:	9.540

Nuclear:	1.005

Source: CAMMESA

GAS NATURAL AND ELECTRICITY Electricity Generation: Argentina and Repsol YPF (cont.)

	World	Latin America	Argentina	Argentina vs. World%

INSTALLED CAPACITY MW	1,130	800	800	71%

GAS NATURAL AND ELECTRICITY Repsol YPF Power Plants

	Power MW	Energy GWh/year	Gas MMm3/d	% Interest

Filo Morado	63	450	8.0	50%
CTT	430	3,200	2.0	45%
CTSMT	340	2,500	1.6	45%
CDS	775+70	6,000	3.0	40%
Chihuido	37	310	0.3	100%
Pza. Huincul	37	270	0.3	100%
Los Perales	74	550	0.6	100%

GAS NATURAL AND ELECTRICITY Natural Gas Distribution Companies

GAS NATURAL AND ELECTRICITY Natural Gas Distribution Companies

CHEMICALS Petrochemical Investments in Argentina

PROJECT	INVESTMENTS MM US$	PRODUCTS

MEGA	690	Ethane, LPG, Gasoline
Profertil	680	Urea / Ammonia
PBB Polisur	875	Ethylene (Enlargement)
		Polyethylene (Enlargement)

Metanol	140	Methanol

CHEMICALS Integration

CHEMICALS Integration (cont.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 16, 2003	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer